

Mail Stop 3030

January 9, 2009

Mr. Dahe Zhang
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street
Suite 2A
New York, NY 10018

> **Re: Advanced Battery Technologies, Inc.**
> **Form 10-KSB/A for year ended December 31, 2007**
> **Filed September 2, 2008**
> **File No. 001-33726**

Dear Mr. Zhang:

We have reviewed your responses to our comment letter dated October 31, 2008 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A as of December 31, 2007

1.   We refer to your response to comment 10. While we understand from your response that you believe you operate in a single operating segment, our comment asked about the product line disclosure requirement of SFAS 131. Your filings disclose that you offer small, medium and large capacity batteries and miners lamps, each of which appears to have significantly different end markets. Accordingly, it continues to be unclear why you should not provide disclosure of revenue by product line under paragraph 37 of SFAS 131. Please provide the product line disclosure in future filings or provide us a response that explains why the disclosure is not applicable. Note that under paragraph 36 of SFAS 131 the product line disclosure is applicable even when an entity has one operating segment.

Form 10-Q as of September 30, 2008

2.   Please revise to remove the label "audited" from the header to the balance sheet for the comparative year-end since full audited financial statements as of your most recent year-end are not included in the Form 10-Q. This comment also applies to any other instances (including future filings) where data derived from audited financial statements is labeled "audited" in an unaudited Form 10-Q.

Condensed Consolidated Statements of Cash Flows, page 4

3.   Net income for the 2007 year-to-date period is $4.6 million on the statement cash flows and is $8.2 million on the statement of operations for that period. Please amend to resolve the discrepancy.

4.   You present a disbursement of a loan to a supplier as an operating activity. Please tell us why the "loan receivable" is not an investing activity under paragraphs 16 and 17 of SFAS 95. Please make any necessary reclassification in the amended Form 10-Q for September 30, 2008.

Note 2, Summary of Significant Accounting Policies, page 6

Basic and Diluted Earnings Per Share, page 9

5.   We refer to your response to prior comment 8. Please add disclosure that addresses how you treat unvested shares issued under your benefit plans in measuring weighted average shares and in presenting earnings per share.

Note 11, Stock-Based Compensation, page 15

6.   In the table on page 15 you indicate that amortization of stock compensation under the 2004 plan was $439,844 in the 2008 interim period; and, in the table on page 17 you indicate that amortization of stock compensation under the 2006 plan was $358,276 in the 2008 interim period. However, the statement of cash flows indicates that total amortization of stock compensation is $439,844 for the 2008 interim period. In the amended filing, please reconcile the amounts of amortization under the two plans as disclosed in Note 11 to the amount of amortization presented on the statement of cash flows.

7.   The narrative at the bottom of page 15 suggests that unamortized stock compensation for non-employee consultants is $478,728 as of September 30, 2008. However, the table on page 16 suggests that the unamortized balance is $566,322 as of that date. In the amended filing please reconcile the discrepancy.

Controls and Procedures, page 33

8.   We re-issue comment 6. You disclose that "The term disclosure controls and procedures (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods." While you are not required to repeat the definition of disclosure controls and procedures in your filing, if you chose to present that definition please revise so that what you disclose is substantially similar in all material respects to the language that appears in the entire two-sentence definition of disclosure controls and procedures as set forth in Rule 13a-15(e).

9.   Under "Changes in internal controls," please delete the reference to the "first quarter" in the second sentence. Your disclosure about changes in internal controls should be specific to the quarter covered by the Form 10-Q (or the fourth quarter, with respect to a Form 10-K). Please confirm to us that there were no changes in internal control over financial reporting during the third quarter of 2008 that materially affected or that are reasonably likely to materially affect internal control over financial reporting.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant